                                   EXHIBIT 2.2

                           EMPLOYMENT, NON-COMPETE AND
                            CONFIDENTIALITY AGREEMENT


         THIS AGREEMENT, made this 25th day of September, 1997 but effective as of July 1, 1997 (the "Effective Date") between NEW BUSCH CO., INC., a Delaware corporation ("Company") and ANDREW M. HALAPIN, an individual residing in Pennsylvania ("Halapin").

BACKGROUND

         Pursuant to an Asset Purchase Agreement dated September 9, 1997 (the "Acquisition Agreement"), Company purchased certain of the assets of Busch Co., a Pennsylvania corporation ("Busch"). A condition to the acquisition of such assets was the entering into of this Employment, Non-Compete and Confidentiality Agreement (this "Agreement"). This Agreement and the Acquisition Agreement are part of a single integrated transaction arising out of the Company's purchase of the business related to the assets acquired from Busch (the "Business"). Halapin is a shareholder of, and the President of, Busch, and has executed the Acquisition Agreement. The parties desire to complement the transfer of control of the Business to the Company, and to provide for a smooth transaction, by providing that Halapin shall become an employee of the Company, and by providing a valid and enforceable covenant by Halapin not to compete as provided for herein. The Company would not enter into the transactions contemplated by the Acquisition Agreement but for Halapin's agreement to become an employee of the Company, to grant the covenant not to compete and to be bound by the confidentiality covenants, all as contained herein, since Halapin possesses substantial expertise in the operation, management, marketing, maintenance of customer relationships, purchasing and sales aspects of the Business and the goodwill acquired by the Company pursuant to the Acquisition Agreement. The parties to the Acquisition Agreement have reached agreement on the purchase price for such assets and the amounts payable pursuant to this Agreement after bargaining at arms' length and each party has retained attorneys, accountants and other consultants of its choice to advise each such party in connection with all aspects of the transactions contemplated by the Acquisition Agreement and this Agreement, including the covenant not to compete contained herein.

AGREEMENTS

         NOW, THEREFORE, the Company and Halapin, in consideration of the promises and undertakings set forth below, and intending to be legally bound, agree as follows:

                  1. Employment, Term. The Company hereby employs Halapin, and Halapin hereby accepts the employment with the

Company, upon the terms and conditions hereinafter set forth. The initial term of Halapin's employment shall be for three years, beginning on the Effective Date, and ending on June 30, 2000.

                  2. Duties. The Company hereby employs Halapin as its President. Halapin shall, be the chief operating officer of the Company and manage the day-to-day operations of the Company (subject to lawful orders and policies adopted by the Board of Directors of the Company (the "Board")), shall report to the Chairman of the Board of Directors of the Company (currently Steven I. Taub) and shall engage in marketing, supplier and customer development and related activities to assist the Company in realizing growth in profits. The Board will, from time to time, allocate managerial responsibilities among Halapin and the other officers of the Company, in its reasonable discretion which reasonable allocations Halapin shall accept. So long as Halapin's employment under this Agreement shall continue, Halapin (i) shall be responsible for the operations, and the profit and loss, of the Company, (ii) shall devote his full business time and energies to the business of the Company, and agrees to comply with the Company's reasonable and customary policies, standards and regulations as determined by the Board, (iii) shall not serve as an employee, executive, director, agent, principal, trustee, consultant, partner, advisor or supervisor of any other corporation, company, partnership firm, association, trust or proprietorship without the prior written consent of the Company, except that Halapin may continue to render services to or be involved in the affairs of, (i) Busch Co., (ii) JDA, Inc., the Landlord at the premises leased by the Company on Mt. Royal Boulevard in Pittsburgh, Pennsylvania, and (iii) Chemical Separation Technologies, Inc. (where Halapin serves on the board of directors), all to the extent that such activities do not interfere with the discharge of his duties at the Company and do not cause Halapin to violate the provisions of Sections 9 and 10 hereof, and (iv) shall devote his best efforts as may be necessary to perform his duties and to advance the interests of the Company.

                  3. Compensation. As full and complete compensation for any and all services which Halapin may render to the Company and its business, the Company shall pay to Halapin, during the term of his employment hereunder, (a) a $500,000 signing bonus (the "Signing Bonus") upon the execution of this Agreement and closing under the Acquisition Agreement and (b) a base salary at the rate of $200,000 per year payable semimonthly provided, however, that if Halapin's employment is terminated for the reasons set forth in either Section 8(a)(i) or 8(a)(ii), the Company shall continue to pay to Halapin, or his estate, the base salary described herein. At the option of the Company, and if requested by Halapin, the amounts payable to Halapin under this Section, and under Sections 6 and 7, may be paid by an affiliate of the Company, and, if so paid, all amounts so paid shall be allocated, for bookkeeping purposes (and for purposes of Section 6 hereof) to the Company.

                  4. Pension and Health Benefits. Halapin shall further receive all rights and benefits under the Company's 401K plan (with Company contributions matching $.50 for each $1.00 of Halapin's contributions up to 6% of Halapin's base salary, subject to the limitations on Halapin's contributions as provided by law) and the Company's health insurance plan (for which the Company shall pay 100% of the premium). Company shall also pay for an annual physical for Halapin and his spouse during each year of Halapin's employment hereunder.

                  5.    Business Expenses; Vacation.

                        (a) Halapin shall be authorized to incur reasonable and necessary expenses for promoting the business of the Company, including expenses for travel, entertainment, dues and subscriptions, and other similar items which are related to the business of the Company or which are incident to the position and responsibility of Halapin and necessary in order for him to be fully and currently informed as to new developments in the Company's business, all subject to the prior approval of the Board.

                        (b) Unless otherwise provided herein, the Company will reimburse Halapin for such expenses upon presentation by Halapin of an itemized account of such expenditures as may be prescribed by the Board. It is intended by the Company and Halapin that all such expenses be ordinary and necessary expenses incurred in connection with the business activities of the Company and Halapin, and it is agreed that in the event that any reimbursed expenses are disallowed by the Internal Revenue Service as deductions to the Company, Halapin will, if requested by the Board, reimburse the Company for such disallowed expenses within sixty (60) days after final determination of said disallowance; or, at the discretion of the Board, proportionate amounts may be withheld from Halapin's future compensation until the amount owed to the Company has been repaid.

                        (c) Halapin shall be entitled to take up to four (4) weeks vacation per calendar year (pro-rated for the first year), to be scheduled so as to minimize disruptions to the business of the Company. Any vacation time not used shall lapse at the end of the first quarter following the calendar year in which such vacation time accrued.

                        (d) Halapin will receive an automobile allowance of $600, monthly, and Company shall reimburse Halapin for all reasonable costs incurred by Halapin for the use, operation, maintenance and insurance of such vehicle.

                  6.    Annual Incentive Program.

                        (a) In addition to the amounts set forth in Sections 3, 4 and 5 hereof, the Company will pay Halapin an incentive bonus (the "Incentive Bonus"), equal to fifty (50%) percent of the amount by which the Company's "Adjusted EBITDA" (as hereinafter defined) exceeds the "Target EBITDA" (as hereinafter defined) in each consecutive twelve (12) month period commencing on the Effective Date (each such twelve month period being sometimes referred herein as a "Bonus Year"). The first such Bonus Year (July 1, 1997 through June 30, 1998) is hereinafter referred to as "Bonus Year One"; the second such Bonus Year (July 1, 1998 through June 30, 1999) is hereinafter referred to as "Bonus Year Two"; and the third such Bonus Year (July 1, 1999 through June 30, 2000) is hereinafter referred to as "Bonus Year Three."

                        "Adjusted EBITDA" shall mean, for each Bonus Year, the sum of the Company's earnings before interest, taxes, depreciation and amortization as derived from the Company's financial statements, prepared by the Company's accountants in accordance with Generally Accepted Accounting Principles, increased by the following amounts to the extent incurred by the Company and expensed during such Bonus Year (i) all transaction costs with respect to the acquisition of the Business, (ii) the amount by which Halapin's base salary in such Bonus Year exceeds $100,000, (iii) all non-compete payments made to Halapin during such Bonus Year pursuant to Section 7 of this Agreement and (iv) the Signing Bonus. In addition, for purposes of determining Adjusted EBITDA, the Company's earnings shall be adjusted, if necessary, to record all product purchases from, or product sales to, affiliates of the Company at prices which would have been charged or paid in arms length transactions with unrelated third parties.

                        "Target EBITDA" for each Bonus Year is calculated as follows: The Target EBITDA for Bonus Year One is $550,000. The Target EBITDA for Bonus Year Two is $550,000 plus the amount, if any, by which the Adjusted EBITDA for Bonus Year One was less than $550,000. The Target EBITDA for Bonus Year Three is $550,000 plus the amount, if any, by which the Adjusted EBITDA for Bonus Year Two was less than the Target EBITDA for Bonus Year Two.

                        An example of the calculation of the Incentive Bonus is attached hereto as Exhibit "6(a)."

                        (b) The amount of the Incentive Bonus for each Bonus Year shall be calculated and paid within forty-five (45) days following the end of such Bonus Year. If Halapin's employment shall terminate, for any reason, prior to the end of any Bonus Year, the Incentive Bonus will be prorated for such partial Bonus Year by multiplying the Incentive Bonus otherwise calculated pursuant to Section 6(a) by the fraction whose numerator is the number of weeks of such Bonus Year during which Halapin was employed and whose denominator is 52.

                  7.    Non-Compete Payment; Post Employment Consulting.

                        (a) As full and complete compensation for Halapin's agreement not to compete or solicit as set forth in Section 10 of this Agreement and his continued compliance with such section, the Company shall pay to Halapin a non-compete payment of $100,000 upon the execution of this Agreement and closing under the Acquisition Agreement and $200,000 on each of the first, second, third and fourth anniversaries of the Effective Date, for total payments, contingent upon Halapin's continued compliance with Section 10 of this Agreement, of $900,000. The non-compete payments as provided in this Section shall continue notwithstanding a termination of Halapin's employment by the Company upon the occurrence of an event described in Section 8(a)(i), (ii) or
(iii) below, except, with respect to Section 8(a)(iii), if the "cause" was Halapin's breach of Section 10 of this Agreement, in which event all non-compete payments shall cease.

                        (b) In addition to the non-compete payments described in Section 7(a) hereof, and the employment compensation described in Section 3 hereof, Company shall pay to Halapin, on or before January 31, 2002, a consulting payment in the amount of $450,000 in consideration of Halapin's providing certain consulting services, as requested, to CECO Filters, Inc., an affiliate of the Company. Halapin shall provide these consulting services after the termination of his employment hereunder, and through the fifth anniversary of the Effective Date. The amount described in this Section shall be paid, notwithstanding the fact that Halapin's employment by the Company may have terminated early or that any event described in Section 8(a)(i), (ii) or (iii) shall have occurred; provided, however, that if Halapin's employment hereunder was terminated as a result of Halapin's breach of Section 10 of this Agreement, the consulting payment described herein shall not be paid.

                  8.    Early Termination.

                        (a) The Company may terminate the employment of Halapin prior to the end of the initial term, upon the occurrence of any one of the following:

                             (i)   the death of Halapin;

                             (ii)  upon thirty (30) days' written notice, if, by
reason of physical or mental disability (as determined by a physician selected by the Company), Halapin becomes unable to render or to perform those duties and responsibilities which he is to discharge hereunder; or

                             (iii) for "cause" upon ten (10) days written notice
to Halapin. As used herein, "cause" shall include, without limitation, Halapin's gross or willful negligence, dishonesty, alcoholism, drug addiction, violation of any law or regulation relating, in any way, to the Business, material breach of any of the terms or provisions of this Agreement. Subject to the provisions of Sections 3, 6 and 7, in the event of termination for cause, the Company shall have no responsibility, obligation or liability whatsoever to make any severance or other payment to Halapin under this Agreement for or incident to such termination, and the termination of payments under this Agreement shall not be deemed to constitute a waiver, and shall not prejudice the Company with respect to, any action for damages and/or injunctive relief which the Company may elect to pursue.

                  9. Confidential Information. Halapin recognizes and acknowledges that:

                        (a) he has developed, acquired, been exposed to or had access to, and will acquire, be exposed to or have access to, during the term hereof, information concerning the business plans and strategies, marketing research, sales techniques, methods, identity and requirements of customers and prospective customers, identity and requirements of sources of supply, computer programs, system documentation, special hardware, software development, manuals, equipment, compositions, ideas, improvements, inventions or any other confidential or proprietary information belonging to or relating to the Company or its affiliates, including CECO Filters, Inc. (the "CECO Group") which is not in the public domain (collectively the "Confidential Information");

                        (b) the Confidential Information is and will be the property of the Company and the CECO Group;

                        (c) the unauthorized use, misappropriation or disclosure of the Confidential Information would constitute a breach of trust and could cause irreparable injury to the Company or the CECO Group; and

                        (d) it is essential to the protection of the Company's goodwill and to the maintenance of the Company's competitive position that the Confidential Information be kept secret and that Halapin not disclose the Confidential Information to others or use the Confidential Information to Halapin's own advantage or the advantage of others.

                  Halapin agrees to, and hereby shall, hold and safeguard the Confidential Information in trust for each member of the CECO Group, and each of their successors and assigns and shall not, without the prior written consent of the Chairman of the Board of Directors of the Company, misappropriate, use in any manner, disclose or make available to anyone for use outside the CECO Group at any time, either during or after the term hereof, any of the Confidential Information, whether or not developed by the Company or Halapin.

                  10.   Restrictions on Competition: Non-Solicitation of
Employees.

                        (a)  Halapin acknowledges and agrees that:

                             (i) The Business is currently being conducted throughout the world and has the potential to be expanded;

                             (ii) Halapin has been advised and informed that the CECO Group plans to integrate the Business (and the Business of Busch would not have been acquired were its business not susceptible to integration) with other businesses of the CECO Group;

                             (iii) The CECO Group is engaged in the business of providing air quality solutions, including, but not limited to, the sale, lease, installation, maintenance, ownership, operation, and management of equipment throughout the world;

                             (iv) It is reasonable and necessary for the protection of the business and goodwill of the CECO Group for Halapin to enter into the agreement respecting non-competition as set forth in this Section;

                             (v) As a result of negotiations between the parties, it was reasonable for the parties to fix the duration of the non-competition provisions to the period set forth herein;

                             (vi) The CECO Group would suffer irreparable injury if Halapin breaches the non-competition agreement set forth in this Section.

                        (b)  Based on the foregoing, for a period of forty-eight
(48) months from the Effective Date, or twelve (12) months from the termination date hereof, whichever is later, Halapin shall not, without the prior written consent of the Chairman of the Board of Directors of the Board of the Company, directly or indirectly, engage in any business, whether for profit or otherwise, which competes with the Business as conducted by Busch within the last two years, or with the business of the Company or the CECO Group as hereafter conducted.

                        (c) Halapin shall be deemed to be engaged in such business directly or indirectly if he is (i) a sole proprietor engaged in such business, or (ii) an employee, officer, director, trustee, agent, independent representative, or partner of, a consultant or advisor to or for, a shareholder in, or a holder of any financial interest in any firm, corporation, association, partnership, trust or other entity which is engaged in such business. The foregoing shall not be construed to prohibit the mere ownership by Halapin of investments representing less than a 5% interest in the securities of any company if such securities are included in the National Market Securities list of the National Association of Securities Dealers, Inc. Automated Quotation System or listed on any national securities exchange.

                        (d) The geographic scope of the covenant of Halapin not to compete shall be any part of the United States, Canada or Mexico.

                        (e) During the term of this non-competition provision, Halapin agrees that he shall not, nor will he permit any affiliated company or other business entity to, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company or any other member of the CECO Group to leave the employ of such companies for any reason whatsoever.

                  11. Unenforceability; Authorization to Modify Restrictions. The parties intend for the covenants of Sections 9 and 10 to be enforceable to the maximum extent permitted by law, and if any reviewing court or arbitration panel deems any of the provisions to be unenforceable or invalid, the parties authorize such court or arbitration panel to reform (a) the unenforceable or invalid provisions and to impose such restrictions as reformed and (b) the remaining provisions as it deems reasonable.

                  12. Injunctive Relief. Halapin agrees that the remedy at law will be inadequate for any breach or threatened breach by Halapin of any of the covenants contained in this Agreement and that any breach or threatened breach of such covenants would cause such immediate and permanent damages as would be impossible to ascertain. Therefore, Halapin agrees and consents that in the event of any breach or threatened breach of any provisions of such covenants, in addition to any and all legal, equitable and arbitration remedies available to the CECO Group for such breach or threatened breach, including a recovery of damages, the affected member of the CECO Group shall be entitled to obtain preliminary or permanent injunctive relief without the necessity of proving actual damages by reason of such breach or threatened breach and, to the extent permitted by applicable statutes and rules of procedure, a temporary restraining order (or similar procedural device) may be granted immediately upon the commencement of such action.

                  13. Tolling Period. The non-competition and non-solicitation obligations contained in Section 10 hereof shall be extended by the length of time during which Halapin shall have been in breach of any of the provisions of such sections.

                  14. Business and Financial Records. All business and financial records pertaining to the Company or the Business shall at all times be the property of the Company. Upon the termination of Halapin's employment with the Company, Halapin shall promptly deliver to the Company, without retaining any copies, all Confidential Information, correspondence, business plans, marketing proposals, manuals, letters, notes, notebooks, reports, flow-charts, programs, computer storage media and any documents concerning the business of the Company or its customers, products, services or processes and, without limiting the foregoing, will promptly deliver to the Company any and all other documents or materials containing or constituting Confidential Information, together with all copies or reproductions thereof.

                  15.   Representations, Warranties and Covenants of Halapin.

                        (a) Halapin represents and warrants to the Company that:

                             (i)     he is not a party to, or bound by, any
agreement or covenant (whether called a covenant not-to-compete, confidentiality agreement, or otherwise) which prohibits, prevents, restricts or restrains him from competing with any person or entity, or which does or may prohibit, prevent, restrict or restrain Halapin's entering into, or discharging his responsibilities in connection with, his employment relationship with the Company;

                             (ii)    The execution and delivery of this
Agreement, and the entering into the employment arrangement with the Company does not (A) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to Halapin or (B) result in a breach or constitute a cause a default under any agreement to which Halapin is a party; and

                        (b) Halapin hereby agrees to indemnify, and hold harmless, the Company, from and against any and all liabilities, losses, costs, demands, judgments, claims or expenses (including reasonable attorney's fees) incurred or sustained by the Company accruing, arising out of, or in any way relating to a breach by Halapin of any representation, warranty or covenant of Halapin contained in this Agreement.

                  16. Set-Off of Obligations. Pursuant to the terms of the Acquisition Agreement, Halapin has, along with Busch, agreed to indemnify the Company against, inter alia, any breaches of the representations, warranties and covenants of Busch or Halapin contained therein, and has agreed to guaranty, and become surety for, certain obligations of Busch. Halapin agrees that if any indemnification claim has been finally established in accordance with Section
11.4 of the Acquisition Agreement (whether by agreement of the parties, or by third-party determination and resolution), or if Busch fails to timely pay any obligation owing to the Company, the Company may collect any such indemnification claim or guarantied amount which is properly payable under the Acquisition Agreement by way of a set-off against amounts otherwise owing to Halapin hereunder and that such set-off shall in no way diminish Halapin's obligations hereunder.

                  17. Entire Agreement; Amendment. This Agreement represents the entire agreement of the parties regarding the subject matter hereof and may be amended only by a writing signed by each of them.

                  18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

                  19. Notices. All notices, requests, demand and other communications required or permitted hereunder shall be in writing, or if transmitted by facsimile, confirmed in writing within twenty-four hours of such facsimile transmission, and shall be deemed to be duly given (i) when delivered, if delivered by hand, (ii) when transmitted, if delivered by facsimile, or (iii) three days after mailing, if mailed certified or registered first class mail, postage prepaid, properly addressed to the party entitled to receive such notice at the address stated below:

                  If to Company:    New Busch Co., Inc.
                                    1029 Conshohocken Road
                                    Conshohocken, PA  19428
                                    Attn:  Mr. Steven I. Taub
                                    Telecopier No.: (610) 825-3108

                  With a copy to:   White and Williams
                                    1800 One Liberty Place
                                    Philadelphia, PA 19103-7395
                                    Attn:  George J. Hartnett, Esquire
                                    Telecopier No.: (215) 864-7123

                  If to Halapin:    Mr. Andrew M. Halapin
                                    458 Satinwood Drive
                                    West Mifflin, PA  15122-1244
                                    Telecopier No.:  (412) 461-4905

                  With a copy to:   Eckert Seaman Cherin & Mellott, LLC
                                    42nd Floor, 600 Grant Street
                                    USX Tower
                                    Pittsburgh, PA  15219-2788
                                    Attn:  Louis J. Moraytis, Esquire
                                    Telecopier No.: (412) 566-6099

or to such other address as the parties may from time to time designate in writing.

                  20. Captions. The captions of the various sections and paragraphs of this Agreement are included for convenience of reference only and shall in no way affect the construction or interpretation of this Agreement.

                  21. Agreement Binding. The non-disclosure obligations of Halapin under this Agreement shall continue after the termination of this Agreement for any reason, and shall be binding on his executors, administrators, other legal representatives, successors and any permitted assigns and shall inure to the benefit of any successors and assigns of the Company and other members of the CECO Group.

                  22. Waiver. The failure of either party to insist, in any one or more instances, upon performance of any of the terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant or condition, and the obligations of either party with respect thereto shall continue in full force and effect.

                  23. Review by Counsel. Halapin represents and warrants that counsel for Halapin has reviewed this Agreement and that Halapin has been informed by counsel that the terms and provisions contained herein are enforceable.

                  HALAPIN ACKNOWLEDGES THAT HE HAS READ AND UNDERSTANDS THE FOREGOING PROVISIONS AND THAT SUCH PROVISIONS ARE REASONABLE AND ENFORCEABLE.

         IN WITNESS WHEREOF, the parties hereto have executed this

Employment, Non-Compete and Confidentiality Agreement as of the day and year first above written.

                                            NEW BUSCH CO., INC.


                                            By:/s/ Steven I. Taub
                                               ---------------------------------
                                               Steven I. Taub, Chairman

WITNESS:

------------------------------                 /s/ Andrew M. Halapin
                                               ---------------------------------
                                               Andrew M. Halapin

                                    GUARANTY

CECO Filters, Inc. and CECO Environmental Corporation, intending to be legally bound, hereby guaranty the obligations of New Busch Co., Inc. under the foregoing Employment, Non-Compete and Confidentiality Agreement.


                                               CECO FILTERS, INC.


                                               By:/s/ Steven I. Taub
                                                  ------------------------------
                                                  Steven I. Taub, President


                                               CECO ENVIRONMENTAL CORP


                                               By:/s/ Phillip DeZwirek
                                                  ------------------------------

                                               Name:____________________________

                                               Title:___________________________

              EMPLOYMENT, NON-COMPETE AND CONFIDENTIALITY AGREEMENT

                                  EXHIBIT 6(a)

                         Calculation of Incentive Bonus

         If Adjusted EBITDA for Bonus Years One through Three, respectively, is $500,000, $550,000 and $700,000, no Incentive Bonus would be paid for any year except Bonus Year Three for which the amount of Incentive Bonus would be $50,000 calculated as set forth below:

                  Bonus Year One - Because the Target EBITDA of $550,000 is greater than the Adjusted EBITDA of $500,000, the amount by which the Target EBITDA is greater than the Adjusted EBITDA ($50,000) is added to the Target EBITDA for Bonus Year Two and no Incentive Bonus is paid for Bonus Year One.

                  Bonus Year Two - Because the Target EBITDA of $600,000 ($550,000 plus $50,000) is greater than the Adjusted EBITDA of $550,000, the amount by which Target EBITDA is greater than the Adjusted EBITDA ($50,000) is added to the Target EBITDA for Bonus Year Three and no Incentive Bonus is paid for Bonus Year Two.

                  Bonus Year Three - Because the Adjusted EBITDA of $700,000 is $100,000 greater than the Target EBITDA for Bonus Year Three ($550,000 plus $50,000), a bonus of $50,000 is payable (50% of the amount by which Adjusted EBITDA for Bonus Year Three exceeds the Target EBITDA for Bonus Year Three).